Dimensional

September 10, 2014

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Monique Botkin

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Monique Botkin:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 173/174 to the Registration Statement of the Registrant (the “Amendment”) relating to the DFA Municipal Real Return Portfolio (the “Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2014, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please delete the phrase “do not charge sales commissions or loads” from the front cover of the prospectus as this information is not listed as one of the items for inclusion on the front cover of the prospectus.

Response. The instruction to Item 1 of Form N-1A states that “a Fund may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b) states that a Fund may include, except in response to Items 2 through 8, information that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of the nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. The Registrant believes that the phrase “do not charge sales commissions or loads” on the front cover of the prospectus does not obscure or impede the understanding of the information that is required to be included.

2.           Comment.  Please remove the “Shareholder Fees” table located in the “Fees and Expenses of the Portfolio” section of the prospectus unless there are fees to disclose.

U.S. Securities and Exchange Commission
September 10, 2014

Response.  The “Shareholder Fees” table is specified in Item 3 of Form N-1A and has been included in the “Fees and Expenses of the Portfolio” section of all of the Registrant’s other fund prospectuses, so we would like to retain that table for consistency.

3.           Comment.  Please confirm whether the “Acquired Fund Fees and Expenses” (“AFFE”) of the Portfolio, if any, require a separate AFFE line item in the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the prospectus, or whether there are AFFE included under “Other Expenses.”

Response.  The AFFE of the Portfolio are included under “Other Expenses” because such estimated expenses are not expected to exceed the threshold that would require the Portfolio to include a separate AFFE line item.

4.           Comment.  Please clarify what constitutes “anticipated fees and expenses” as referenced in the first footnote of the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the prospectus.

Response.  The “anticipated fees and expenses” of the Portfolio include the ordinary operating costs of the Portfolio that are not otherwise specifically provided, such as the custodial and transfer agency fees.

5. Comment. Please confirm that the disclosure related to derivatives included in the “Principal Investment Strategies” section of the prospectus conforms with the standards set forth in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”).

Response.  The Registrant believes that the Portfolio’s derivatives disclosure meets the standards in the ICI Letter in that the disclosure identifies the specific types of derivatives that may be used and how such derivatives will be used in connection with the Portfolio’s principal investment strategies.

6.           Comment.  Please remove the repetitive references in the “Principal Investment Strategies” section of the prospectus in regard to the interest on the Portfolio’s investments in municipal securities being exempt federal income tax.

Response.  The requested revision has been made.

7.           Comment.  Please confirm whether the Portfolio would include securities whose interest is subject to the federal alternative minimum tax within its 80% fundamental investment policy if the Portfolio did invest in such securities.

Response.  The Portfolio would include securities whose interest is subject to the federal alternative minimum tax within its 80% fundamental investment policy if the Portfolio did invest in such securities. The Portfolio does not currently intend to invest its assets in securities whose interest is subject to the federal alternative minimum tax.  However, depending

U.S. Securities and Exchange Commission
September 10, 2014

on a variety of factors in the municipal bond market, the Portfolio may at times hold such securities.

8.           Comment.  Please clarify that duration is a measure of volatility and provide an example of duration in the prospectus.

Response.  An explanation regarding the use of duration as a measure of volatility and an example of its effect are provided in the “Additional Information on Investment Objective and Policies” section of the prospectus on page 6.

9.           Comment.  Please clarify the term “pre-refunded municipal securities” as referenced in the “Principal Investment Strategies” section of the prospectus.

Response.  Pre-refunded municipal securities are tax-exempt bonds that have been refunded to a call date prior to the final maturity of principal, or “escrowed-to-maturity bonds,” that have been refunded prior to the final maturity of principal and remain outstanding in the municipal market.  Additional information regarding pre-refunded municipal securities is provided on pages 5-6 of the statement of additional information (“SAI”).

10.           Comment.  Please revise the reference to “credit swaps” to state “credit default swaps” in the “Principal Investment Strategies” section of the prospectus and confirm that when the Portfolio enters into a credit default swap it will segregate assets in accordance with the SEC’s previous guidance.

Response.  The requested revision has been made and information regarding how the Portfolio will segregate assets when entering into swap agreements, including credit default swaps, is provided on page 4 of the SAI.  Specifically, the disclosure states:

…with respect to swap contracts that provide for the netting of payments, the net amount of the excess, if any, of the Portfolio’s obligations over its entitlements with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued excess will be maintained to cover the transactions in accordance with SEC positions. With respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

11.           Comment.  Please confirm whether the Portfolio will utilize total return swaps, and if so, whether the Portfolio will segregate assets in accordance with prior SEC guidance.  The SEC may issue guidance in the future that could affect how funds operate.

U.S. Securities and Exchange Commission
September 10, 2014

Response.  The Registrant confirms that to the extent total return swaps are utilized, asset segregation will be carried out in accordance with the Registrant’s Asset Segregation Policy and SEC guidance.

12.           Comment.  Please describe what other types of derivatives the Portfolio may utilize in light of the statement in the “Principal Investment Strategies” section of the prospectus that the Portfolio may use “other types of derivatives to hedge against changes in interest rates.”

Response.  The Portfolio does not currently intend to utilize additional types of derivatives as a principal investment strategy other than the derivatives that are specifically disclosed in the “Principal Investment Strategies” section of the prospectus.  The disclosure has been revised accordingly.

13.           Comment.  Please provide further explanations regarding the following statements under “Risks of Investing for Inflation Protection” in the “Principal Risks” section of the prospectus: (1) the Portfolio may suffer a loss during periods of deflation; and (2) short-term increases in inflation may lead to a decline in the Portfolio’s value.

Response.  The requested revisions have been made.

14.           Comment.  Please provide more detail regarding the likelihood and consequences of the Portfolio’s use of derivative instruments for hedging and non-hedging purposes causing the Portfolio to invest less than 50% of its assets in municipal securities in any quarter, as referenced under “Tax Liability Risk” in the “Principal Risks” section of the prospectus.

Response.  The Portfolio does not expect its use of derivative instruments for hedging and non-hedging purposes to cause the Portfolio to invest less than 50% of its assets in municipal securities in any quarter.  The disclosure has been revised accordingly.

15.           Comment.  If applicable, please disclose under “Derivatives Risk” in the “Principal Risks” section of the prospectus that the Portfolio could have investment exposure that exceeds the value of its assets resulting in the performance of the Portfolio being based on securities that it does not own.

Response.  This comment is not applicable to the Portfolio.

16.           Comment.  Please include an explanation under “Derivatives Risk” in the “Principal Risks” section of the prospectus that derivatives can causes losses for the Portfolio and provide more detail regarding the ability of derivatives to result in the elimination of gains.

Response.  The requested revisions have been made.

U.S. Securities and Exchange Commission
September 10, 2014

17.           Comment.  Please provide a brief explanation regarding why the Portfolio may lose money when a borrower fails to return securities in a timely manner or at all, as referenced under “Securities Lending Risk” in the “Principal Risks” section of the prospectus.

Response.  The Registrant believes that the disclosure already included under the “Principal Risks—Securities Lending Risk” and “Securities Loans” sections of the prospectus sufficiently address the request included in this comment.

18.           Comment.  Please include the date each portfolio manager will begin his service with the Portfolio.

Response.  The date that the Portfolio will commence operations has not yet been determined and the Registrant believes the statement of “since inception” for the date each portfolio manager will begin his service with the Portfolio is sufficient for purposes of Item 5 of Form N-1A.

19.           Comment.  Please confirm that any expenses associated with the Portfolio’s investments in exchange-traded funds (ETFs), as referenced in the “Additional Information on Investment Objective and Policies” section of the prospectus, are included in the line item entitled “Other Expenses” in the “Annual Fund Operating Expenses” table.

Response.  The Portfolio’s estimated expenses associated with investments in ETFs are included in the line item entitled “Other Expenses” in the “Annual Fund Operating Expenses” table.

20.           Comment.  Please clarify what services the Sub-Advisors provide to the Portfolio.

Response.  The Registrant believes that the disclosure included under the heading “Sub-Advisors” on page 8 of the prospectus provides a sufficient description of the Sub-Advisors’ services to the Portfolio.

21.           Comment.  Please include disclosure in the “Investment Limitations” section of the SAI stating that the Portfolio looks through to the portfolio holdings of the investment companies in which it invests for purposes of complying with the Portfolio’s investment limitation with respect to industry concentration.

Response.  The Portfolio has added disclosure in the SAI that states that for purposes of complying with the Portfolio’s investment limitation with respect to industry concentration, the Portfolio will look through to the security holdings of any investment company in which it invests.

22.           Comment.  Please include the year in the “Term of Office and Length of Service” columns of the Directors’ tables in the “Directors and Officers” section of the SAI.

Response.  The requested revision has been made.

U.S. Securities and Exchange Commission
September 10, 2014

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O, Esq.
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.